Exhibit 99.1

Bitauto Holdings Limited to Hold 2014 Annual General Meeting on November 25, 2014

BEIJING, November 7, 2014 - Bitauto Holdings Limited (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced that it will hold its 2014 annual general meeting of shareholders at 30/F, China World Office 2, No. 1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China on November 25, 2014 at 2:00 p.m. local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and holders of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 7, 2014 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

Bitauto has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission (the “SEC”). Bitauto’s Annual Report can be accessed on the investor relations section of its website at http://ir.bitauto.com or on the SEC’s website at http://www.sec.gov.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report, free of charge, by emailing to ir@bitauto.com or by writing to:

Bitauto Holdings Limited

10th Floor, New Century Hotel Office Tower

No. 6 South Capital Stadium Road

Beijing 100044, People’s Republic of China

Attention: IR Department

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in four segments: the bitauto.com advertising business, the EP platform business, the taoche.com business, and the digital marketing solutions business.

The Company’s bitauto.com advertising business offers automakers and dealers a variety of advertising services through its bitauto.com website, which provides consumers with up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. The Company’s EP platform business provides web-based integrated digital marketing and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them effectively market their automobiles to consumers. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website and partner websites. The Company provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

For investor and media inquiries, please contact:

Beijing

IR Department

Bitauto Holdings Limited

+86 (10) 6849-2145

ir@bitauto.com

Rachael Layfield

Brunswick Group LLP

+86 (10) 5960-8600

bitauto@brunswickgroup.com

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